UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERNATIONAL MONEY EXPRESS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
46005L101
(CUSIP Number)

9480 S.  Dixie Hwy
Miami, FL  33156
Attn: Robert Lisy
Chief Executive Officer and President
(305) 671-8000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC Intermex, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 21,169,153 shares of Common Stock (as defined in Item 1 of the original Schedule 13D filed on August 7, 2018 (the “Original Schedule 13D”)) and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger (as defined in Item 3 of the Original Schedule 13D). SPC Intermex, LP may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement (as described in Item 6 of the Original Schedule 13D) with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital, LLC (“Stella Point Capital”) is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of, and jointly control, Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC Intermex GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP which is the holder of record of 12,348,554 shares of Common Stock.  SPC Intermex GP, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stella Point Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP which is the holder of record of 12,348,554 shares of Common Stock. Stella Point Capital may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Adam Godfrey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Messrs. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP which is the holder of record of 12,348,554 shares of Common Stock. Adam Godfrey may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Justin Wender

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Messrs. Justin Wender, along with Adam Godfrey, are the Managing Partners of and jointly control Stella Point Capital. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP which is the holder of record of 12,348,554 shares of Common Stock. Justin Wender may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock shares held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC Intermex Representative, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. SPC Intermex Representative, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex Representative, LLC is a party to the Shareholders Agreement as an Intermex Representative (as defined in the Shareholders Agreement) and may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hawk Time Enterprises LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,861,060(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Hawk Time Enterprises LLC (“Hawk Time”) may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents (i) 438,531 shares of Common Stock held of record by Hawk Time, and (ii) 1,422,529 shares of Common Stock held by Robert Lisy Family Revocable Living Trust, Robert W. Lisy, Trustee (the “Lisy Trust”). Robert Lisy is the sole manager of Hawk Time and the sole trustee of the Lisy Trust.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Lisy Family Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,861,060(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Lisy Trust may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents (i) 438,531 shares of Common Stock held of record by Hawk Time, and (ii) 1,422,529 shares of Common Stock held by Lisy Trust. Robert Lisy is the sole manager of Hawk Time and the sole trustee of the Lisy Trust.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Lisy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,861,060(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Robert Lisy may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents (i) 438,531 shares of Common Stock held of record by Hawk Time, and (ii) 1,422,529 shares of Common Stock held by Lisy Trust. Robert Lisy is the sole manager of Hawk Time and the sole trustee of the Lisy Trust.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FinTech Investor Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
3,309,996(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. FinTech Investor Holdings II, LLC (“FinTech LLC”) may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents 3,127,496 shares of Common Stock and warrants to purchase 182,500 shares that are held of record by FinTech LLC and that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Amanda Abrams is the Manager of FinTech LLC, shares voting and investment power over shares held by FinTech LLC and disclaims beneficial ownership over any securities owned by FinTech LLC in which she does not have any pecuniary interest.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DGC Family FinTech Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
140,000(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
140,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.39%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 140,000 shares of Common Stock that are held of record by DGC Family FinTech Trust. Daniel Cohen may be deemed to be a beneficial owner of the shares held by DGC Family FinTech Trust. Daniel Cohen’s children are the beneficiaries of DGC Family FinTech Trust.

(2)	Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cohen Sponsor Interests II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
1,688,770(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Cohen Sponsor Interests II, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents 1,688,770 shares of Common Stock held of record by Cohen Sponsor Interests II, LLC.  Amanda Abrams is the Manager of Cohen Sponsor Interests II, LLC and may be deemed to be a beneficial owner of shares held by Cohen Sponsor Interests II, LLC.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cohen and Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
330,000(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
330,000(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
330,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.91%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 330,000 shares of Common Stock that are held of record by Cohen and Company LLC.
(2)	Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,000(1)

	8	SHARED VOTING POWER
140,000(2)

	9	SOLE DISPOSITIVE POWER
160,000(1)

	10	SHARED DISPOSITIVE POWER
140,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.83%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 160,000 shares of Common Stock that are held of record by Daniel Cohen.
(2)	Represents 140,000 shares of Common Stock held of record by DGC Family FinTech Trust for which Mr. Cohen may be deemed to be a beneficial owner.
(3)
Represents (i) 160,000 shares of Common Stock that are held of record by Daniel Cohen, and (ii) 140,000 shares of Common Stock held of record by DGC Family FinTech Trust for which Mr. Cohen may be deemed to be a beneficial owner.

(4)	Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hepco Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
200,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Hepco Family Trust may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to the shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)	Represents 200,000 shares of Common Stock held of record by Hepco Family Trust.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betsy Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
500,000(1)

	8	SHARED VOTING POWER
500,000(2)

	9	SOLE DISPOSITIVE POWER
500,000(1)

	10	SHARED DISPOSITIVE POWER
500,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.76%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 500,000 shares of Common Stock held of record by Betsy Cohen.
(2)	Represents 500,000 shares of Common Stock held of record by Ms. Cohen's spouse's IRA.
(3)	Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Swarthmore Trust of 2016

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
370,795(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Swarthmore Trust of 2016 may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)	Represents 370,795 shares of Common Stock held of record by Swarthmore Trust of 2016.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James J. McEntee, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
200,000(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.55%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 200,000 shares of Common Stock held of record by James J. McEntee, III.
(2)	Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date.

 CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amanda Abrams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
4,998,766(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Amanda Abrams may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by her and the other parties to the Shareholders Agreement.

(2)
Represents (i) 3,127,496 shares of Common Stock and warrants to purchase 182,500 shares (that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger) held of record by FinTech LLC of which Ms. Abrams is the Manager and shares voting and investment power over shares held by FinTech LLC and disclaims beneficial ownership over any securities owned by FinTech LLC in which she does not have any pecuniary interest, and (ii) 1,688,770 shares of Common Stock held of record by Cohen Sponsor Interests II, LLC for which Ms. Abrams may be deemed to be a beneficial owner.

(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

20

 CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
C.A.R. Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
325,014(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. C.A.R. Holdings may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)	Represents 325,014 shares of Common Stock held of record by C.A.R. Holdings, LLC.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eduardo Azcarate

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
241,421(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Mr. Azcarate may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 241,421 shares of Common Stock held of record by Mr. Azcarate.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Darrell Ebbert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
255,679(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Mr. Ebbert may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 255,679 shares of Common Stock held of record by Mr. Ebbert.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jose Perez-Villarreal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
246,202(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Mr. Perez-Villarreal may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 246,202 shares of Common Stock held of record by Mr. Perez-Villarreal.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William Velez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
151,968(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Mr. Velez may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 151,968 shares of Common Stock held of record by Mr. Velez.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randall Nilsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
170,922(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Mr. Nilsen may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 170,922 shares of Common Stock held of record by Mr. Nilsen.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeremy Kuiper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
45,636(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Mr. Kuiper may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 45,636 shares of Common Stock held of record by Mr. Kuiper.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shami Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
45,636(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Mr. Patel may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 45,636 shares of Common Stock held of record by Mr. Patel.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Plamen Mitrikov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
40,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Mr. Mitrikov may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 40,000 shares of Common Stock held of record by Mr. Mitrikov.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Solomon Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,351,653(1)

	9	SOLE DISPOSITIVE POWER
50,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,351,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,169,153 shares of Common Stock and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger. Solomon Cohen may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 50,000 shares of Common Stock held of record by Solomon Cohen.
(3)
Based on information provided by the Issuer as of November 9, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that became exercisable on August 25, 2018, 30 days after the completion of the transactions contemplated by the Merger.

Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.0001 per share of International Money Express, Inc. (f/k/a FinTech Acquisition Corp. II) (the “Issuer”). This Amendment amends the Original Schedule 13D filed with the Securities and Exchange Commission on August 7, 2018 by SPC Intermex, LP, a Delaware limited partnership, SPC Intermex Representative LLC,  a Delaware limited liability company, SPC Intermex GP, LLC, a Delaware limited liability company, Stella Point Capital, LLC, a Delaware limited liability company, Adam Godfrey, Justin Wender, FinTech LLC, a Delaware limited liability company, DGC Family FinTech Trust, a Florida trust, Cohen Sponsor Interests II, LLC, a Delaware limited liability company, Cohen and Company, LLC, a Delaware limited liability company, Hawk Time Enterprises LLC, a Delaware limited liability company, Robert Lisy Family Revocable Trust, a Florida trust, Robert Lisy, Daniel Cohen, Hepco Family Trust, a New York trust, Betsy Cohen, Swarthmore Trust of 2016, a Pennsylvania trust, James J. McEntee, III, C.A.R. Holdings, LLC, a Delaware limited liability company, Darrell Ebbert, Jose Perez-Villarreal, Eduardo Azcarate, Randall Nilsen, William Velez, Jeremy Kuiper, Shami Patel, Plamen Mitrikov and Solomon Cohen.  Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 2.          Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed on behalf of SPC Intermex, LP, a Delaware limited partnership, SPC Intermex Representative LLC,  a Delaware limited liability company, SPC Intermex GP, LLC, a Delaware limited liability company, Stella Point Capital, LLC, a Delaware limited liability company, Adam Godfrey, Justin Wender, FinTech LLC, a Delaware limited liability company, DGC Family FinTech Trust, a Florida trust, Cohen Sponsor Interests II, LLC, a Delaware limited liability company, Cohen and Company, LLC, a Delaware limited liability company, Hawk Time Enterprises LLC, a Delaware limited liability company, Robert Lisy Family Revocable Trust, a Florida trust, Robert Lisy, Daniel Cohen, Hepco Family Trust, a New York trust, Betsy Cohen, Swarthmore Trust of 2016, a Pennsylvania trust, James J. McEntee, III, C.A.R. Holdings, LLC, a Delaware limited liability company, Darrell Ebbert, Jose Perez-Villarreal, Eduardo Azcarate, Randall Nilsen, William Velez, Jeremy Kuiper, Shami Patel, Plamen Mitrikov, Solomon Cohen and Amanda Abrams. Each of the foregoing is referred to as a “Reporting Person” in this statement.

As a result of the Shareholders Agreement, dated as of July 26, 2018, among the Issuer, SPC Intermex, certain of the Intermex legacy stockholders, and certain of FinTech’s original stockholders (as amended by the Shareholders Agreement Amendment (as defined in Item 6 below), and as amended, supplemented or amended and restated from time to time, the “Shareholders Agreement”) the Reporting Persons, other than DGC Family FinTech Trust, Cohen and Company, LLC, Daniel Cohen, Betsy Cohen and James J. McEntee, III, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Shareholders Agreement includes a covenant obligating all parties thereto to jointly file this statement and any necessary amendments hereto.
Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Person, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
In addition, the following persons are identified pursuant to Instruction C of Schedule 13D: Messrs. Justin Wender and Adam Godfrey, are the Managing Partners of and jointly control Stella Point Capital. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP. The sole member of SPC Intermex Representative, LLC is SPC Intermex, LP.  The sole manager of Hawk Time Enterprises LLC is Robert Lisy. The sole trustee of Robert Lisy Family Revocable Trust is Robert Lisy. The sole manager of C.A.R. Holdings, LLC is Ceasar Rincon. Amanda Abrams is the sole Manager of FinTech LLC and Cohen Sponsor Interests II, LLC.  Daniel Cohen is a trustee of DGC Family FinTech Trust. Richard Maiocco is a trustee of Swarthmore Trust of 2016.  Jonathan Cohen is a trustee of Hepco Family Trust. Each of the foregoing is referred to as an “Instruction C Person” in this statement.

(b) The addresses of the Reporting Persons and Instruction C Persons are as follows:

SPC Intermex, LP	444 Madison Avenue New York, NY 10022
SPC Intermex Representative LLC	444 Madison Avenue New York, NY 10022
SPC Intermex GP, LLC	444 Madison Avenue New York, NY 10022
Stella Point Capital, LLC	444 Madison Avenue New York, NY 10022
Adam Godfrey	444 Madison Avenue New York, NY 10022
Justin Wender	444 Madison Avenue New York, NY 10022
FinTech LLC	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
DGC Family FinTech Trust	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
Cohen Sponsor Interests II, LLC	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
Cohen and Company LLC	2929 Arch Street, Suite 1703 Philadelphia, PA 19104
Daniel Cohen	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
Hawk Time Enterprises LLC	9480 South Dixie Highway Miami, FL 33156
Robert Lisy Family Revocable Trust	9480 South Dixie Highway Miami, FL 33156
Robert Lisy	9480 South Dixie Highway Miami, FL 33156
Hepco Family Trust/Jonathan Cohen	1845 Walnut Street, 10th Floor Philadelphia, PA 19103
Betsy Cohen	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
Swarthmore Trust of 2016/Richard Maiocco	2929 Arch Street, Suite 1703 Philadelphia, PA 19104
James J. McEntee, III	2929 Arch Street, Suite 1703 Philadelphia, PA 19104
C.A.R. Holdings, LLC/Ceasar Rincon	15315 SW 39 Street, Davie, FL 33331
Eduardo Azcarate	6224 Paradise Point Drive Palmetto Bay, FL 33157
Jose Perez-Villareal	7200 SW 130 Street Miami, FL 33156
William Velez	4581 Weston Road #174 Weston, FL 33331
Jeremy Kuiper	3308 S Florence Avenue, Sioux Falls, SD 57103
Shami Patel	15 Dos Posos Orinda, CA 94563
Darrell Ebbert	9480 South Dixie Highway Miami, FL 33156
Randy Nilsen	8111 SW 178 Street Palmetto Bay, FL 33157
Plamen Mitrikov	2 12th Street, Apt. 912 Hoboken, NJ 07030
Solomon Cohen	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
Amanda Abrams	2929 Arch Street, Suite 1703 Philadelphia, PA 19104

(c) The Reporting Persons and the Instruction C Persons are primarily involved in investment activities, and the address of each Reporting Person and Instruction C Person is set forth in (b) above. In addition, certain Reporting Persons hold the following positions at the Issuer: Robert Lisy - Chief Executive Officer, President and Chairman; Randy Nilsen - Chief Sales and Marketing Officer; Eduardo Azcarate - Chief Business Development Officer; Jose Perez- Villarreal - Chief Administrative and Compliance Officer and Secretary; William Velez - Chief Information Officer and Adam Godfrey and Justin Wender are directors.
(d) and (e) None of the Reporting Persons or Instruction C Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Reporting Person that is not a natural person is set forth in (a) above. Each Reporting Person who is a natural person and each Instruction C Person is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On December 12, 2018, each of Daniel Cohen, Betsy Cohen, James McEntee, III and DGC Family FinTech Trust contributed all shares of Common Stock held by them (as described in Item 4 below) and subject to the provisions of the Shareholders Agreement to Cohen Sponsor Interests II, LLC in exchange for a pro rata portion of membership interests in Cohen Sponsor Interests II, LLC.

 Item 4.          Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
On December 12, 2018, Daniel Cohen transferred 492,827 shares of Common Stock to Cohen Sponsor Interests II, LLC, Betsy Cohen transferred 392,827 shares of Common Stock to Cohen Sponsor Interests II, LLC, James McEntee, III transferred 39,709 shares of Common Stock to Cohen Sponsor Interests II, LLC, and DGC Family FinTech Trust transferred 513,407 shares of Common Stock to Cohen Sponsor Interests II, LLC.  As a result of these transfers, none of Daniel Cohen, Betsy Cohen, James McEntee, III and DGC Family FinTech Trust hold any Voting Shares (as defined in the Shareholders Agreement); accordingly they are no longer Voting Parties (as defined in the Shareholders Agreement) and they are no longer members of the aforementioned “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  These contributions of shares of Common Stock were made to centralize the ownership structure of the various holdings and to ease the holders’ administrative and reporting burdens.
On December 12, 2018, the Shareholders Agreement was amended to remove Cohen and Company LLC as a Voting Party (as defined in the Shareholders Agreement) thereunder and, accordingly, it is no longer a member of the aforementioned “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

Other than as described above, each of the Reporting Persons reports that neither he, she or it nor, to his, her or its knowledge, any of the Instruction C Persons, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.          Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a) and (b). The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof is incorporated herein by reference. Because the Reporting Persons are parties to the Shareholders Agreement described in Item 6, each Reporting Person other than Daniel Cohen, Betsy Cohen, James McEntee III, DGC Family FinTech Trust and Cohen and Company LLC (collectively, the “Excluded Parties”) is deemed by Rule 13d-5(b)(1) of the Exchange Act to be the beneficial owner of all shares of Common Stock beneficially owned by each party to the Shareholders Agreement. Therefore, as a result of such Rule, each Reporting Person other than the Excluded Parties may be deemed to have shared voting power over all of the 21,351,653 shares of Common Stock subject to the Shareholders Agreement. In addition, if the Warrants owned by any Reporting Person were to be exercised for shares of Common Stock, such shares will be subject to the Shareholders Agreement. The Common Stock beneficially owned by the parties to the Shareholders Agreement other than the Excluded Parties represent approximately 58.7% of the outstanding Common Stock.

(c) Transactions in shares of Common Stock by the Reporting Persons during the 60 days prior to the filing of this Schedule 13D are as follows:

(1)
On December 12, 2018, Betsy Cohen contributed 392,827 shares of Common Stock to Cohen Sponsor Interests II, LLC in exchange for a pro rata portion of membership interests in Cohen Sponsor Interests II, LLC.

(2)
On December 12, 2018, Daniel Cohen contributed 492,827 shares of Common Stock to Cohen Sponsor Interests II, LLC in exchange for a pro rata portion of membership interests in Cohen Sponsor Interests II, LLC.

(3)
On December 12, 2018, DGC Family FinTech Trust contributed 513,407 shares of Common Stock to Cohen Sponsor Interests II, LLC in exchange for a pro rata portion of membership interests in Cohen Sponsor Interests II, LLC.

(4)
On December 12, 2018, James J. McEntee, III contributed 39,709 shares of Common Stock to Cohen Sponsor Interests II, LLC in exchange for a pro rata portion of membership interests in Cohen Sponsor Interests II, LLC.

Except for the transactions described herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.
(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Shareholders Agreement

On December 12, 2018, each of FinTech LLC, the Issuer and SPC Intermex Representative LLC entered into a Shareholders Agreement Amendment (the “Shareholders Agreement Amendment”), pursuant to which Cohen and Company LLC was removed as a Voting Party under the Shareholders Agreement, which reduced the aggregate number of shares of Common Stock subject to the Shareholders Agreement from 21,249,153 shares to 21,169,153 shares.

Item 7.          Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description

1
Shareholders Agreement Amendment, dated as of December 12, 2018, by and among FinTech LLC, the Issuer and SPC Intermex Representative LLC (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed on December 14, 2018 (File No. 001-37986)).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 17, 2018

SPC INTERMEX, LP

By:	SPC Intermex GP, LLC, its General Partner

By:	Stella Point Capital, LLC, its managing member

By:	/s/ Adam Godfrey
Name: Adam Godfrey
Title: Authorized Signatory

By:	/s/Justin Wender
Name: Justin Wender
Title: Authorized Signatory

SPC INTERMEX GP, LLC

By:	Stella Point Capital, LLC, its managing member

By:	/s/ Adam Godfrey
Name: Adam Godfrey
Title: Authorized Signatory

By:	/s/ Justin Wender
Name: Justin Wender
Title: Authorized Signatory

STELLA POINT CAPITAL, LLC

By:	/s/ Adam Godfrey
Name: Adam Godfrey
Title: Authorized Signatory

By:	/s/ Justin Wender
Name: Justin Wender
Title: Authorized Signatory

SPC INTERMEX REPRESENTATIVE LLC

By:	/s/ Adam Godfrey
Name: Adam Godfrey
Title: Authorized Signatory

By:	/s/ Justin Wender
Name: Justin Wender
Title: Authorized Signatory

HAWK TIME ENTERPRISES LLC

By:	/s/ Robert Lisy
Name: Robert Lisy
Title: Manager

ROBERT LISY FAMILY REVOCABLE TRUST

By:	/s/ Robert Lisy
Name: Robert Lisy
Title: Trustee

/s/ Robert Lisy
Robert Lisy

/s/ Adam Godfrey
Adam Godfrey

/s/ Justin Wender
Justin Wender

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Darrell Ebbert

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Jose Perez-Villarreal

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Eduardo Azcarate

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for William Velez

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Randall Nilsen

C.A.R HOLDINGS, LLC

By:	/s/ Tony Lauro II
Name: Tony Lauro II
Title: Attorney-in-Fact for Cesar Rincon, Manager

DGC FAMILY FINTECH TRUST

By:	/s/ Rafi Licht
Name: Rafi Licht
Title: Trustee

SWARTHMORE TRUST OF 2016

By:	/s/ Richard Maiocco
Name: Richard Maiocco
Title: Trustee

FINTECH INVESTOR HOLDINGS II, LLC

By:	/s/ Daniel Cohen
Name: Daniel Cohen
Title: Trustee

COHEN SPONSOR INTERESTS II, LLC

By:	/s/ Daniel Cohen
Name: Daniel Cohen
Title: Managing Member

COHEN AND COMPANY LLC

By:	/s/ Doug Listman
Name: Doug Listman
Title: Chief Accounting Officer and Assistant Treasurer

HEPCO FAMILY TRUST

By:	/s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Trustee

/s/ Daniel Cohen
Daniel Cohen

/s/ Betsy Cohen
Betsy Cohen

/s/ Jeremy Kuiper
Jeremy Kuiper

/s/ Shami Patel
Shami Patel

/s/ Plamen Mitrikov
Plamen Mitrikov

/s/ James J. McEntee, III
James J. McEntee, III

/s/ Solomon Cohen
Solomon Cohen

/s/ Amanda Abrams
Amanda Abrams